

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 22, 2016

Luc Gregoire
Chief Financial Officer
DHI Group, Inc.
1040 Avenue of the Americas, 8th Floor Street Address
New York, New York, 10018

      Re: DHI Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Filed February 10, 2016
           File No. 001-33584

Dear Mr. Gregoire:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Stephen Krikorian

                     Stephen Krikorian
                     Accounting Branch Chief
                     Office of Information Technologies
                     and Services